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SEC Mail Processing Section
MAY 26 2010
Washington, DC
110

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 28228

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **04/01/09** (MM/DD/YY) AND ENDING **03/31/10** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **COMMERCE SECURITIES CORPORATION**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

710 North Post Oak Road, Suite 400
(No. and Street)

Houston	**Texas**	**77024**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
George Gilman **713-613-2914**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Briggs & Veselka Co.
(Name – *if individual, state last, first, middle name*)

6575 West Loop South, Suite 700,	**Bellaire**	**Texas**	**77401**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, George Gilman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Commerce Securities Corporation, as of March 31, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



BARBARA J. SLATER
MY COMMISSION EXPIRES
April 11, 2013

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of ~~Changes in Financial Condition.~~ Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- x (o) Independent Auditor's Report on Internal Control Required by SEC Rule 17a-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

A SEPARATELY BOUND REPORT CONTAINING THE STATEMENT OF FINANCIAL CONDITION HAS ALSO BEEN FILED. ACCORDINGLY, IT IS REQUIRED THAT THIS REPORT BE GIVEN CONFIDENTIAL TREATMENT.

Commerce Securities Corporation and Subsidiary

Consolidated Financial Statements
and Additional Information
For the Fiscal Year Ended March 31, 2010

CONTENTS


Briggs & Veselka Co.
A PROFESSIONAL CORPORATION
Certified Public Accountants and Business Advisors

To the Board of Directors
Commerce Securities Corporation and Subsidiary
Houston, Texas

Independent Auditors' Report

We have audited the accompanying consolidated statement of financial condition of Commerce Securities Corporation and Subsidiary (the "Company") as of March 31, 2010, and the related consolidated statements of operations, changes in stockholders' equity, and cash flows for the fiscal year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Commerce Securities Corporation and Subsidiary as of March 31, 2010, and the results of their operations and their cash flows for the fiscal year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic consolidated financial statements taken as a whole. The information contained in Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the basic consolidated financial statements, but is additional information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic consolidated financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic consolidated financial statements taken as a whole.

Briggs & Veselka Co.

Briggs & Veselka Co.
A Professional Corporation
Certified Public Accountants

May 20, 2010

HOUSTON OFFICE 713.667.9147 Tel. ■ 713.667.1697 Fax
6575 West Loop South, Suite 700 ■ Bellaire, Texas 77401 ■ www.bvccpa.com

COMMERCE SECURITIES CORPORATION AND SUBSIDIARY
CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
MARCH 31, 2010

ASSETS		
Cash and cash equivalents	$	24,047
Investment in equity securities, at fair value		270,210
Furniture and equipment, net of accumulated depreciation of $11,053		1,660
Pepaid expense		491
Deferred federal income tax		12,058
Other assets		6,842
TOTAL ASSETS	$	315,308

LIABILITIES AND STOCKHOLDERS' EQUITY		
LIABILITIES		
Accrued liabilities	$	1,800
TOTAL LIABILITIES		1,800
STOCKHOLDERS' EQUITY		
Common stock; $1 par value; 1,000,000 shares authorized, 16,175 shares issued and 12,050 shares outstanding		16,175
Additional paid-in capital		110,441
Accumulated other comprehensive loss, net of tax of $11,880		(67,855)
Retained earnings		347,310
Treasury stock, at cost 4,125 shares		(92,563)
TOTAL STOCKHOLDERS' EQUITY		313,508
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	315,308

The accompanying notes are an integral part of these consolidated financial statements.

COMMERCE SECURITIES CORPORATION AND SUBSIDIARY
CONSOLIDATED STATEMENT OF OPERATIONS
FOR THE FISCAL YEAR ENDED MARCH 31, 2010

REVENUES		
Interest income	$	1,000
Dividend income		5,371
Other income		1,353
TOTAL REVENUES		7,724
EXPENSES		
Accounting and professional fees		19,958
Licenses and fees		2,340
Insurance		478
Other operating expenses		14,868
TOTAL EXPENSES		37,644
NET LOSS BEFORE INCOME TAXES		(29,920)
Income tax benefit		(3,770)
NET LOSS	$	(26,150)

The accompanying notes are an integral part of these consolidated financial statements.

COMMERCE SECURITIES CORPORATION AND SUBSIDIARY
CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE FISCAL YEAR ENDED MARCH 31, 2010

	Common Stock		Additional Paid-in Capital	Accumulated Other Comprehensive loss	Retained Earnings	Treasury Stock		Total Stockholders' Equity
	Shares	Amount				Shares	Amount	
BALANCE AT MARCH 31, 2009	14,950	$ 14,950	$ 91,666	$ (103,058)	$ 373,460	(4,125)	$ (92,563)	$ 284,455
Comprehensive Loss:								
Net loss	-	-	-	-	(26,150)	-	-	(26,150)
Sale of stock	1,225	1,225	18,775					20,000
Unrealized holding gain, net of tax expense of $6,212	-	-	-	35,203	-	-	-	35,203
BALANCE AT MARCH 31, 2010	16,175	$ 16,175	$ 110,441	$ (67,855)	$ 347,310	(4,125)	$ (92,563)	$ 313,508

The accompanying notes are an integral part of these consolidated financial statements.

COMMERCE SECURITIES CORPORATION AND SUBSIDIARY
CONSOLIDATED STATEMENT OF CASH FLOWS
FOR THE FISCAL YEAR ENDED MARCH 31, 2010

CASH FLOWS FROM OPERATING ACTIVITIES	
Net loss	$ (26,150)
ADJUSTMENTS TO RECONCILE NET LOSS TO NET CASH USED BY OPERATING ACTIVITIES	
Depreciation expense	457
(Increase) decrease in assets:	
Notes receivable	25,000
Prepaid expense	(327)
Other assets	(4,075)
Increase in liabilities:	
Accrued liabilities	(2,232)
TOTAL ADJUSTMENTS	18,823
NET CASH USED BY OPERATING ACTIVITIES	(7,327)
CASH FLOWS FROM INVESTING ACTIVITIES	
Purchase of furniture and equipment	(1,370)
NET CASH USED BY INVESTING ACTIVITIES	(1,370)
CASH FLOWS FROM FINANCING ACTIVITIES	
Sale of stock	20,000
NET CASH PROVIDED BY FINANCING ACTIVITIES	20,000
NET INCREASE IN CASH AND CASH EQUIVALENTS	11,303
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	12,744
CASH AND CASH EQUIVALENTS, END OF YEAR	$ 24,047

The accompanying notes are an integral part of these consolidated financial statements.

NOTE 1 – ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

Organization

Commerce Securities Corporation and Subsidiary (the "Company") commenced operations in November 1982 and is a broker/dealer in securities pursuant to the rules and regulations of the National Association of Securities Dealers, Inc. and the Securities and Exchange Commission. The Company's primary business consists of consulting services, private placements and mergers, and acquisitions. During 2002, the Company formed a wholly-owned subsidiary, Commerce Capital Investments, Inc., whose purpose is to hold investments for Commerce Securities Corporation.

Significant Accounting Policies

A. Principles of Consolidation

The consolidated financial statements include accounts of Commerce Securities Corporation and its subsidiary. All significant intercompany transactions have been eliminated.

B. Cash and Cash Equivalents

Cash and cash equivalents includes cash and highly liquid investments with original maturities of three (3) months or less.

C. Investments

The Company's investment in marketable equity securities are classified as available-for-sale and are carried in the consolidated financial statements at fair value. Realized gains and losses are included in earnings; unrealized holding gains and losses are reported in other comprehensive income/loss.

D. Income Taxes

The Company accounts for income taxes under the assets and liabilities method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the consolidated financial statements carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. When applicable, a valuation allowance is established to reduce any deferred tax asset when it is determined that it is "more-likely-than-not" that some portion of the deferred tax asset will not be realized.

NOTE 1 – ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Significant Accounting Policies (Continued)

D. Income Taxes (Continued)

Also, for income tax reporting, unrealized gains and losses on available-for-sale marketable securities are not included in taxable income. As a result, the basis of marketable securities for financial reporting differs from the tax basis by the cumulative amount of unrealized holding gains and losses. Deferred income taxes have been recorded for the difference, which will be taxable or deductible in future periods when the securities are sold.

Effective April 1, 2009, the Company adopted the provisions of FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No. 109*, which provides guidance on ASC 740, *Income Taxes*, for how uncertain tax positions should be recognized, measured, presented and disclosed in the consolidated financial statements. The FASB guidance requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's consolidated financial statements to determine whether the tax positions are "more-likely-than-not" to be sustained by the applicable tax authority. Tax positions with respect to tax at the Company level not deemed to meet the "more-likely-than-not" threshold would be recorded as a tax benefit or expense in the current year. The Company has concluded the adoption of this guidance had no impact on the operations of the Company for the year ended March 31, 2010, and no provision for income tax related to this guidance is required in the Company's consolidated financial statements.

The Company files income tax returns in the U.S. federal jurisdiction, and one state jurisdiction. The Company is no longer subject to U.S. federal and state examinations by tax authorities for years before 2006. At March 31, 2010, the Company's tax returns open for review by taxing authorities were 2007 to 2009 for federal, and 2006 to 2009 for state.

E. State Margin Taxes

Effective January 1, 2007, the margin tax applies to legal entities conducting business in Texas, including previously nontaxable entities such as limited partnerships and limited liability partnerships. The tax is calculated by applying a tax rate to a base that considers both revenues and expenses and, therefore, has the characteristics of an income tax. The Company had no tax due for state margin taxes for the year ended March 31, 2010.

NOTE 1 – ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Significant Accounting Policies (Continued)

F. Furniture and Equipment

Furniture and equipment are stated at cost. The cost of furniture and equipment is depreciated over the estimated useful lives of the related assets. Depreciation is calculated on the straight-line method for financial reporting purposes and on the accelerated methods for income tax purposes. Depreciation expense at March 31, 2010 amounted to $457.

G. Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

H. Recent Accounting Pronouncements – Adoption of New Accounting Standards

Accounting Standards Codification

In June 2009, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 168, *The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles* (the "Codification"). This standard replaces SFAS No. 162, *The Hierarchy of Generally Accepted Accounting Principles*, and establishes only two levels of U.S. generally accepted accounting principles ("GAAP"), authoritative and nonauthoritative. The FASB Accounting Standards Codification ("ASC") has become the source of authoritative, nongovernmental GAAP, except for rules and interpretive releases of the SEC, which are sources of authoritative GAAP for SEC registrants. All other nongrandfathered, non-SEC accounting literature not included in the Codification will become nonauthoritative. This standard was effective for financial statements for interim or annual reporting periods ending after September 15, 2009. The adoption of the Codification changed the Company's references to GAAP accounting standards but did not impact the Company's results of operations, financial position or liquidity.

NOTE 1 – ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Significant Accounting Policies (Continued)

H. Recent Accounting Pronouncements – Adoption of New Accounting Standards (Continued)

Fair Value Measurements

Effective April 1, 2008, the Company adopted the provisions of ASC 820, *Fair Value Measurements and Disclosures* (formerly SFAS 157, *Fair Value Measurements*), which defines fair value, establishes a framework for measuring fair value in GAAP, and expands disclosures about fair value measurements. Adoption of the ASC 820 fair value provision did not have a material impact on the Company's consolidated financial position or results of operations.

Under ASC 820, fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. ASC 820 describes a fair value hierarchy based on three levels of inputs, of which the first two are considered observable and the last unobservable, that may be used to measure fair value:

- Level 1 – Quoted prices in active markets for identical assets or liabilities.
- Level 2 – Inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities, quoted prices in markets that are not active or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.
- Level 3 – Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

At March 31, 2010, the Company has Level 1 marketable securities which are measured at fair value on a recurring basis *(Note 2)*.

NOTE 1 – ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Significant Accounting Policies (Continued)

H. Recent Accounting Pronouncements – Adoption of New Accounting Standards (Continued)

Subsequent Events

In May 2009, the FASB issued new guidance for subsequent events. The new guidance, which is part of ASC 855, *Subsequent Events* (formerly SFAS No. 165, *Subsequent Events)* is intended to establish general standards of accounting for and disclosure of events that occur after the consolidated statement of financial condition date but before consolidated financial statements are issued or are available to be issued. Specifically, this guidance sets forth the period after the consolidated statement of financial condition date during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure in the consolidated financial statements, the circumstances under which an entity should recognize events or transactions occurring after the consolidated statement of financial condition date in its consolidated financial statements, and the disclosures that an entity should make about events or transactions that occurred after the consolidated statements of financial condition date. The new guidance was effective for fiscal years and interim periods ended after June 15, 2009, and is being applied prospectively. The Company's adoption of the new guidance did not have a material effect on the Company's consolidated financial statements.

NOTE 2 – INVESTMENT IN EQUITY SECURITIES

The cost and fair value of the Company's marketable securities classified as available for sale, which are valued using level 1 inputs (*Note 1H*) at March 31, 2010 are as follows:

	Cost	Unrealized Loss	Estimated Fair Value
EQUITY SECURITIES	$ 349,945	$ (79,735)	$ 270,210

NOTE 3 – INCOME TAXES

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the consolidated financial statements carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the year that includes the enactment date.

NOTE 3 – INCOME TAXES (CONTINUED)

The deferred taxes at March 31, 2010, consist of a deferred tax asset of $12,058 relating primarily to temporary differences arising from depreciation book to tax differences and unrealized gains and losses on investment securities.

The Company's effective tax rate differs from the statutory rate of thirty-four percent (34%) primarily due to the effect of graduated income tax rates.

NOTE 4 – MINIMUM CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c-3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1, and retained earnings may be restricted as to payment of dividends if this ratio exceeds 10 to 1. At March 31, 2010, the Company had computed regulatory net capital of $228,688 which exceeded its required net capital of $5,000 by $223,688. The Company's aggregate indebtedness to net capital ratio was less than one percent (.79%).

NOTE 5 – LIABILITIES SUBORDINATED TO THE CLAIMS OF GENERAL CREDITORS

As of March 31, 2010, the Company had no liabilities subordinated to claims of general creditors.

NOTE 6 – CONCENTRATIONS

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash. The Company places its temporary cash investments with financial institutions insured by the Federal Deposit Insurance Corporation ("FDIC"). The Company monitors the financial condition of their banking institutions and has experienced no losses associated with its accounts. In accordance with the Economic Stabilization Act of 2008, on October 3, 2008, FDIC deposit insurance temporarily increased from $100,000 to $250,000 per depositor for interest-bearing accounts and one hundred percent (100%) for noninterest-bearing accounts through December 31, 2009. On May 20, 2009, this temporary increase was extended through December 31, 2013, for financial institutions that choose to participate. From time-to-time, balances may exceed amounts insured by the FDIC. At March 31, 2010, the Company had no uninsured cash balances with financial institutions that exceeded the federally insured limit.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events through May 20, 2010, the date which the consolidated financial statements were available to be issued.

ADDITIONAL INFORMATION


Briggs & Veselka Co.
A PROFESSIONAL CORPORATION
Certified Public Accountants and Business Advisors

To the Board of Directors
Commerce Securities Corporation and Subsidiary
Houston, Texas

Independent Auditors' Report on Internal Control
Required by SEC Rule 17a-5

In planning and performing our audit of the consolidated financial statements of Commerce Securities Corporation and Subsidiary (the "Company") for the fiscal year ended March 31, 2010, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements, but not for purposes of expressing an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of consolidated financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

HOUSTON OFFICE 713.667.9147 Tel. ▪ 713.667.1697 Fax
6575 West Loop South, Suite 700 ▪ Bellaire, Texas 77401 ▪ www.bvccpa.com

To the Board of Directors
Commerce Securities Corporation and Subsidiary
Re: Independent Auditors' Report on Internal
Accounting Control Required by SEC Rule 17a-5

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practice and procedures were adequate at March 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.


Briggs & Veselka Co.

Briggs & Veselka Co.
A Professional Corporation
Certified Public Accountants

May 20, 2010

COMMERCE SECURITIES CORPORATION AND SUBSIDIARY
SCHEDULE I – COMPUTATION OF NET CAPITAL UNDER RULE 15c-3-1
FOR THE FISCAL YEAR ENDED MARCH 31, 2010

NET CAPITAL	
Stockholders' equity	$ 313,508
Less nonallowable assets:	
Furniture and equipment, net	1,660
Investment in subsidiary	793
Other assets	18,598
TOTAL NONALLOWABLE ASSETS	21,051
NET CAPITAL BEFORE HAIRCUTS ON SECURITIES	292,457
Haircuts on securities	(40,532)
Undue concentration	(22,984)
Haircuts on Money Market funds	(253)
NET CAPITAL	228,688
Minimum of capital requirement (the greater of $5,000 or 6-2/3% of aggregate indebtedness)	5,000
NET CAPITAL IN EXCESS OF REQUIRED AMOUNT	$ 223,688
NET CAPITAL	$ 228,688
AGGREGATE INDEBTEDNESS	$ 1,800
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	0.0079

See independent auditors' report.

COMMERCE SECURITIES CORPORATION AND SUBSIDIARY
SCHEDULE II – RECONCILIATION OF COMPANY'S NET CAPITAL PURSUANT TO RULE 17a-5(d)(1)
FOR THE FISCAL YEAR ENDED MARCH 31, 2010

The net capital computation on Schedule I does not differ from computation of net capital under Rule 15c3-1 as of March 31, 2010 filed with the Securities and Exchange Commission by the Company on Part IIA of Form X-17A-5, on April 26, 2010.

COMPUTATION OF NET CAPITAL	
Total Ownership Equity, as Reported on Unaudited Focus Report	$ 313,508
OWNERSHIP EQUITY, PER AUDITED STATEMENTS	$ 313,508

See independent auditors' report.

COMMERCE SECURITIES CORPORATION AND SUBSIDIARY
SCHEDULE III – COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION OR CONTROL OF SECURITIES UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
FOR THE FISCAL YEAR ENDED MARCH 31, 2010

EXEMPTION PROVISIONS

The Company has claimed an exemption from Rule 15c3-3 under Section (k)(2)(i), in which it carries no margin accounts, promptly transmits all customer funds and delivers securities received, does not otherwise hold funds or securities for, or owe money or securities to, customers, and effectuates all financial transactions with customers through one or more bank accounts, each designated as "special account for the exclusive benefit of customers of Commerce Securities Corporation."

See independent auditors' report.